EXHIBIT 99.4

13 February 2003

James Hardie Industries N.V.
Results for the 9 Months Ended 31 December 2002

USGAAP - US$ Millions	Nine Months Ended 31 December

	FY 2003		FY 2002		% Change

Net Sales
USA Fibre Cement		$453.5		$327.5	38
Asia Pacific Fibre Cement		145.9		117.9	24
Other Fibre Cement		5.8		3.5	66

Total Net Sales		605.2		448.9	35

Net sales		$605.2		$448.9	35
Cost of goods sold		(383.2)		(298.1)	29
Gross profit		222.0		150.8	47
SG&A (includes R&D)		(119.8)		(96.4)	24
EBIT (Operating profit) before restructuring and other operating expenses		102.2		54.4	88
Restructuring and other operating income/(expenses)		1.0		(28.2)	(104)
EBIT (Operating profit)		103.2		26.2	294
Net interest expense		(17.8)		(12.7)	40
Other income/(expense), net		0.1		(0.7)	(114)
Operating profit (Income) from continuing operations before income taxes		85.5		12.8	568
Income tax (expense)/benefit		(23.5)		0.9	—

Operating Profit (Income) From Continuing Operations		$62.0		$13.7	353

Net Operating Profit (Net Income) Including Discontinued Operations		$116.0		$14.1	—

Tax rate		27.5%		(7.0)%	—
Volume (mmsf)
USA Fibre Cement		975.7		723.3	35
Asia Pacific Fibre Cement		276.3		238.4	16
Average sales price per unit (per msf)
USA Fibre Cement	US$	465	US$	453	3
Asia Pacific Fibre Cement	A$	852	A$	854	—

Unless otherwise stated, results are for continuing operations only and comparisons are of the first nine months of the current fiscal year versus the first nine months of the prior fiscal year.

Media/Analysts enquiries, please call:
Greg Baxter, Senior Vice President Corporate Affairs: Telephone – 61 2 8274 5377 Mobile – 0419 461 368
Email – greg.baxter@jameshardie.com.au
Steve Ashe, Vice President Investor Relations: Telephone – 61 2 8274 5246 Mobile – 0408 164 011
Email – steve.ashe@jameshardie.com.au
Facsimile – 61 2 8274 5218
www.jameshardie.com

Total Net Sales

Total net sales increased 35% compared to the same period of the previous year, from US$448.9 million to US$605.2 million.

Net sales from USA Fibre Cement increased 38% from US$327.5 million to US$453.5 million due to continued growth in sales volumes and higher selling prices.

Net sales from Asia Pacific Fibre Cement increased 24% from US$117.9 million to US$145.9 million due mainly to higher sales volumes.

Net sales from Other Fibre Cement increased 66% from US$3.5 million to US$5.8 million as the Chilean flat sheet business and the US-based FRC Pipes business continued to ramp up, following their start-up early in the 2001 calendar year.

USA Fibre Cement

Net sales increased 38% from US$327.5 million to US$453.5 million.

Sales volume increased 35% from 723.3 million square feet to 975.7 million square feet, due to strong growth in primary demand for fibre cement, increased housing construction activity and sales of product from the Cemplank operations acquired in December 2001.

Buoyed by low mortgage rates, housing market activity remained healthy during the period despite a softening in consumer confidence.

There was strong volume growth across all major markets. Market share increased in the siding, backer and trim segments and in both the southern and northern regions of the country.

In the northern region, we continued to take market share from the dominant siding material, vinyl. Market penetration strategies designed to build awareness of our products’ attributes among the region’s builders, distributors and homeowners helped to generate increased demand in the region.

In the southern region, growth strategies, including an increased focus on the repair and remodel segment and increased selling activity in rural areas, helped the business take additional market share from other siding materials in the region, particularly engineered wood siding.

In the exterior products market, there was strong sales growth in higher-priced, differentiated products such as trim, vented soffits, Heritage® panels and the ColorPlus™ Collection of pre-finished siding.

In the interior cement board market, sales of Hardibacker 500™, our 1/2 inch backerboard that is manufactured using proprietary G2 technology, continued to grow strongly compared to the same period of the previous year.

The average selling price increased 3% compared to the same period of the previous year from US$453 per thousand square feet to US$465 per thousand square feet due to an increased proportion of sales of higher-priced, differentiated products and an increase in sales of primed exterior products in the southern markets.

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During the period, we commenced construction of the 160 million square feet panel line at Waxahachie, Texas, and the pilot roofing products plant at Fontana, California. At the Peru plant in Illinois, we began to manufacture products on a newly commissioned second production line in September.

On 22 October 2002, we announced that our Blandon, Pennsylvania plant will undergo a US$15.3 million upgrade that will increase annual production capacity from 120 million square feet to 200 million square feet to meet rapidly growing demand in the north-east region.

Asia Pacific Fibre Cement

Net sales increased 24% from US$117.9 million to US$145.9 million. Sales volume increased 16% from 238.4 million square feet to 276.3 million square feet.

Australia Fibre Cement

Net sales increased 23% from US$76.0 million to US$93.2 million. In local currency, the increase was 16%.

The growth in net sales was due to a 17% increase in sales volume, from 164.8 million square feet to 192.7 million square feet, partly offset by a 1% decrease in the average selling due to pricing pressure from competitors.

Demand for new residential housing remained at high levels during the period buoyed by a relatively strong economy, low interest rates and the continuation of the Government’s First Home Buyer’s Scheme.

Despite signs of new housing approvals slowing, robust residential renovation activity and the 3-6 month lag between the start of house construction and the sale of our products helped to maintain strong demand.

During the period, we relocated our corrugate production line, which manufactures HardiFence™, from Perth to Brisbane.

During the period, we launched two new internal lining products. HardiRock™ is a fibre cement wet area lining board that is more flexible, and is easy to cut and nail. EziGrid™ Tilebacker is another wet area lining sheet designed to make tile installation easier for internal lining. Both products are expected to strengthen our share of the internal lining segment

New Zealand Fibre Cement

Net sales increased 37% from US$28.8 million to US$39.4 million due to an increase in sales volume, partly offset by a small decrease in the average selling price. In local currency, net sales increased 20%.

Sales volume increased 20% from 27.8 million square feet to 33.4 million square feet due to stronger demand arising from increased residential building activity, which is being fuelled by low and stable interest rates, appreciation in house selling prices and a stronger economy. The lower average selling price resulted from a small decline in sales of some higher priced, differentiated products.

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The new Linea® weatherboard cladding range of products launched in March 2002 continued to penetrate its targeted markets, taking market share from alternative products such as brick. Linea® is a thicker, lightweight weatherboard that uses our proprietary low-density technology and offers a number of performance advantages over timber weatherboards, notably superior durability.

Despite the non-residential building market being weaker this period compared to the same period last year, sales of panel products such as Hardipanel™ Titan and Hardipanel™ Compressed sheet were up strongly during the period compared to the same period last year.

The business gained several key customers during the period and increased its share of fibre cement sales.

Philippines Fibre Cement

Net sales increased by 1% from US$13.1 million to US$13.2 million. In local currency, sales revenue increased by 1%. This was due to an increase in sales volume, mostly offset by a lower average selling price.

Sales volume increased 10% compared to the same period of the previous year, from 45.8 million square feet to 50.2 million square feet due to increased demand in the domestic building board market.

We continued to penetrate the domestic building boards market during the period, taking further share from the main competing material, plywood. Strong demand for HardiFlex® lite, a thinner, lighter sheet designed for ceiling applications, and Hardiflex® 4.5mm, used in ceiling and internal wall applications, continued during the period.

During the period we launched our first plank product, Hardiplank™ Select Cedarmill, which is being marketed to architects and developers. The launch of plank is expected to increase sales to large residential projects.

Export sales were weaker compared to the same period last year due primarily to supply issues and lower export demand.

The average selling price decreased 8% compared to the same period of the previous year due to a decrease in sales of higher-priced exports.

Other Fibre Cement

Chile Fibre Cement

Our Chilean operation, which began commercial production in March 2001, is penetrating the market at its targeted rate.

Economic instability in the neighbouring countries of Argentina and Brazil continued to have a negative effect on the Chilean economy. Despite weak market conditions during the period, net sales and volumes were significantly better than the same period of last year.

The business moved to the next stage of its market penetration strategy with the launch of new interior and exterior products. These include Hardibacker, for interior applications, and

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textured panels and planks, for exterior cladding, both of which are targeted at larger scale builders working mainly in the social housing segment.

Strong sales growth continued for EconoBoard™, which is targeted to builders of small-scale homes and additions and the “Do-It-Yourself” market, and Duraboard™, also targeted to the social housing segment.

Selling prices were negatively affected by aggressive pricing by competitors as they continued to try to maintain market positions. The intense level of competition resulted in the exit of a further competitor in the Chilean market during the period.

The average selling price was 17% higher compared to the same period last year due to the inclusion of sales of higher-priced, differentiated products.

USA FRC Pipes

Our FRC Pipes business continued to penetrate the south-east market of the United States and improve its operational efficiencies. Net sales more than doubled and volumes almost trebled compared to the same period last year.

Sales volumes have continued to grow since the business began operating early in calendar year 2001, as awareness among construction contractors has increased and as the product range has been progressively expanded.

The current product range of 12” to 36” diameter drainage pipes allows us to compete for an increased number of construction projects in the south-east market. Sales of our larger diameter pipes (30” to 36”) continued to grow strongly and now account for approximately 50% of sales volume.

We estimate that our share of the large diameter drainage pipes in Florida has lifted to over 10%.

Competition has reacted to our market entry with aggressive pricing. As a result, our average net selling price decreased 23% compared to the same period of the previous year. This is being offset by unit production costs which have started to decline as significant improvements in manufacturing efficiencies are being achieved.

The Florida civil construction market remains buoyant. Activity is increasing due to the start of projects funded by TEA-21 and the Florida State Mobility Act, both of which involve significant increases in government spending on highway construction.

Gross Profit

Gross profit increased 47% from US$150.8 million to US$222.0 million due to strong improvements in USA Fibre Cement and Asia Pacific Fibre Cement. The gross profit margin increased 3.1 percentage points to 36.7%.

USA Fibre Cement gross profit increased 49% due to higher sales volumes, higher average selling prices and lower unit cost of sales. The gross profit margin increased 2.7 percentage points.

Asia Pacific Fibre Cement gross profit increased 39% following strong improvements from all businesses. Increased volumes, lower raw material costs and improved manufacturing

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efficiencies were major factors in the improved results. The gross profit margin increased 4.1 percentage points.

Selling, General and Administrative (SG&A) Expenses

SG&A expenses increased 24% compared to the same period last year from US$96.4 million to US$119.8 million. This increase was mainly due to the funding of growth initiatives in the USA and an increase in bonus accruals in line with the significant improvement in operating profit. However, SG&A expenses were 1.7 percentage points lower as a percentage of sales at 19.8%.

Research and Development (R&D) Expenses

Research and development includes costs associated with ‘core’ research projects that are aimed at benefiting all fibre cement business units. These costs are recorded as ‘corporate costs’ in the Research and Development segment rather than being attributed to individual business units. These costs increased 12% to US$6.8 million due to increased project costs and intellectual property costs.

Other research and development costs associated with commercialisation projects in business units are included in the business unit segment results. In total, these costs increased 26% to US$5.8 million, reflecting a greater number of projects in the development and commercialisation phase.

Restructuring and Other Operating Income (Expenses)

During the current period, we realised a US$1.0 million gain from the settlement of our pulp hedge contract. In the same period of the previous year, there was a charge of US$28.2 million related to a number of costs that did not recur in the current period.

EBIT (Operating Profit)

EBIT before restructuring and other operating expenses increased 88% from US$54.4 million to US$102.2 million. The EBIT margin before restructuring and other operating expenses increased 4.8 percentage points compared to the same period last year, to 16.9%.

EBIT after restructuring and other operating expenses increased 294% from US$26.2 million to US$103.2 million. The EBIT margin increased 11.3 percentage points to 17.1%.

USA Fibre Cement EBIT increased 90% from US$61.6 million to US$117.3 million due to strong sales volume growth driven by increased primary demand for fibre cement, lower unit cost of sales from improved manufacturing efficiencies and lower raw material prices, partly offset by higher SG&A costs. In addition, a US$12.6 million one-time charge was recorded in the same period last year to settle litigation involving certain roofing products. Excluding this charge, EBIT increased 58% and the EBIT margin increased 3.2 percentage points to 25.9%.

Australia Fibre Cement EBIT increased 51% from US$13.2 million to US$19.9 million. In local currency, the increase was 43%. The stronger EBIT performance was due to higher

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sales volume and lower unit cost of sales, partly offset by higher SG&A costs. The EBIT margin increased 4.0 percentage points to 21.4%.

New Zealand Fibre Cement EBIT increased 44% from US$3.9 million to US$5.6 million. In local currency, the increase was 27%. The increase was primarily due to higher net sales and lower raw material prices, partly offset by higher SG&A costs. The EBIT margin increased 0.7 of a percentage point to 14.2%.

Our Philippines business recorded a small operating loss for the nine-month period. The loss was primarily due to a temporary decrease in manufacturing performance at the Philippines plant.

Both USA FRC Pipes and Chile Fibre Cement incurred operating losses during the period as these businesses continued to ramp up.

General corporate costs decreased by US$15.2 million from US$37.4 million to US$22.2 million. This decrease was primarily due to a US$8.1 million charge for a decrease in the fair value of the pulp hedge contract and a US$7.5 million charge related to our corporate restructuring being incurred in the nine months ended 31 December 2001, which were not repeated in the current period. Standard corporate costs increased primarily due to an increase in bonus accruals, in line with the significant improvement in operating profit.

Net Interest Expense

Net interest expense increased 40% from US$12.7 million to US$17.8 million. This increase was primarily due to a US$9.9 million make-whole payment, which was partially offset by a decrease in net borrowings following the receipt of proceeds from the sale of our Gypsum business in April 2002.

The make-whole payment in the current period resulted from the early retirement of US$60 million of long-term debt in December 2002. The retirement of the debt will result in a saving of approximately US$1.1 million in interest costs for the balance of the current fiscal year and annual savings of approximately US$4.3 million in interest costs for the remaining term of the debt.

Excluding the make-whole payment net interest expense decreased US$4.8 million to US$7.9 million due to lower borrowings.

Income Tax (Expense)/Benefit

Income tax expense increased by US$24.4 million from an income tax benefit of US$0.9 million to an expense of US$23.5 million, in line with the increase in profits.

Operating Profit (Income) from Continuing Operations

Income from continuing operations increased by US$48.3 million from US$13.7 million in the nine months ended 31 December 2002 to US$62.0 million in the current period.

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Liquidity and Capital Resources

We have historically met our working capital needs and capital expenditure requirements through a combination of cash flow from operations, proceeds from the divestiture of businesses, credit facilities, proceeds from the sale of property, plant and equipment and proceeds from the redemption of investments. Seasonal fluctuations in working capital generally have not had a significant impact on our short-term or long-term liquidity. We believe that we can meet our present working capital requirements for at least the next 12 months based on our current capital resources.

We had cash and cash equivalents of US$109.5 million as of 31 December 2002. This amount decreased, compared to the cash and cash equivalents as of 30 September 2002, after the following were paid: the shareholder approved capital return of the Euro equivalent of 20 cents per share, rounded upwards to the nearest whole Euro cent; the dividend declared of US 5.0 cents per share; tax payment instalments on the gain on sale of our Gypsum operations, which is being paid over four instalments; and a prepayment of US$60.0 million of notes and a make-whole payment of US$9.9 million. At 31 December 2002, we also had credit facilities totalling US$405.3 million of which US$172.7 million was outstanding.

	Effective Interest		Principal
	Rate at	Total Facility at	Outstanding at
Description	31 Dec 2002	31 Dec 2002	31 Dec 2002

	(In millions of US$)
US$ notes, fixed interest, repayable annually in varying tranches from 2004 through 2013	7.09%	$165.0	$165.0
A$ revolving loan, can be drawn down in either US$ or A$, variable interest based on US$ LIBOR or A$ bank bill rate plus margin, can be repaid and redrawn until maturity, in November 2005	N/A	113.3	—
US$ stand-by loan, can be drawn down in either US$ or A$, variable interest based on US$ LIBOR or A$ bank bill rate plus margin, until maturity, in October 2003	N/A	117.5	—
US$ line of credit, can be drawn down in Chilean Pesos, variable interest based on Chilean Tasa Activa Bancaria rate plus margin, maturity December 2003	5.52%	9.5	7.7

Total		$405.3	$172.7

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Cash Flow

Net operating cash inflows increased by US$22.6 million to US$71.4 million for the nine months ended 31 December 2002 compared to the same period in the prior year. The increase in cash flow was primarily due to the increase in operating profit in this period, excluding the gain on disposal of our Gypsum business.

Net investing activity cash flows produced a cash inflow of US$274.7 million for the nine months ended 31 December 2002 compared to a cash outflow of US$71.5 million for the same period in the prior year. The nine-month period ended 31 December 2002 reflects proceeds received from the sale of our Gypsum business and lower capital expenditures compared to the same period in the prior year. Payments made in the prior period for the acquisition of a business did not recur in the current period.

Net financing activity cash outflows were US$269.0 million for the nine months ended 31 December 2002 compared to US$16.4 million for the same period in the prior year. The net cash outflow in the current period was mainly due to repayment of borrowings from proceeds received from the sale of our Gypsum business in April 2002, repayment of capital to shareholders, and dividends paid. In the same period in the prior year, the net cash outflow was mainly due to net repayment of borrowings, repayment of capital to shareholders, and dividends paid, partially offset by proceeds of US$103.3 million from the issuance of shares.

Discontinued Operations

In fiscal year 2002, we successfully completed the transformation of our company into a purely fibre cement business when we sold our Windows business and signed a definitive agreement to sell our USA-based Gypsum operations. We completed the sale of our Gypsum operations on 25 April 2002. We recorded a net profit from discontinued operations of US$54.0 million in the current period and US$0.4 million in the same period of the prior year.

End.

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Note

This Management’s Discussion and Analysis document forms part of a package of information about the company’s results. It should be read in conjunction with the other parts of this package, including a Media Release, a Management Presentation, a Finance Report and a Results at a Glance document.

Disclaimer

This report contains forward-looking statements. Words such as “believe,’’ “anticipate,’’ “plan,’’ “expect,’’ “intend,’’ “target,’’ “estimate,’’ “project,’’ “predict,’’ “forecast,’’ “guideline,’’ “should,’’ “aim’’ and similar expressions are intended to identify forward-looking statements but are not the exclusive means of identifying such statements. Forward-looking statements involve inherent risks and uncertainties. We caution you that a number of important factors could cause actual results to differ materially from the plans, objectives, expectations, estimates and intentions expressed in such forward-looking statements. These factors, which are further discussed in our reports submitted to the Securities and Exchange Commission on Forms 20-F and 6-K and in our other filings, include but are not limited to: competition and product pricing in the markets in which we operate; general economic and market conditions; compliance with, and possible changes in, environmental and health and safety laws; dependence on cyclical construction markets; the supply and cost of raw materials; our reliance on a small number of product distributors; the consequences of product failures or defects; exposure to environmental or other legal proceedings; and risks of conducting business internationally. We caution you that the foregoing list of factors is not exclusive and that other risks and uncertainties may cause actual results to differ materially from those contained in forward-looking statements. Forward-looking statements speak only as of the date they are made.

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